EXHIBIT 12

ORIENT-EXPRESS HOTELS LTD. AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges(3)

	Year ended December 31,
	2013	2012	2011	2010	2009

Earnings available to cover fixed charges:
Add:
Earnings/(losses) before income taxes and earnings from unconsolidated companies from continuing operations	(14,992)	8,101	(4,637)	(11,250)	142
Fixed charges	39,432	38,568	47,034	40,646	40,013
Amortization of capitalized interest	468	398	510	496	445
Distributed income of equity method investees	7,841	2,524	2,428	1,759	3,790
Less:
Interest capitalized	(1,088)	(4,193)	(863)	(2,201)	(949)
Non-controlling interest in pre-tax income of subsidiaries without fixed charges	120	220	314	417	178
Earnings available to cover fixed charges	31,781	45,618	44,786	29,867	43,619

Fixed charges:
Interest expensed and capitalized (1)	28,217	29,737	36,571	32,609	33,475
Amortized premiums, discounts and capitalized expenses related to indebtedness	7,197	5,318	7,167	4,884	3,596
Estimate of interest in rent expense (2)	4,018	3,513	3,296	3,153	2,942
Total fixed charges	39,432	38,568	47,034	40,646	40,013

Ratio of earnings to fixed charges	N/A	1.2	N/A	N/A	1.1

Deficiency in earnings to cover fixed charges	7,650	—	2,248	10,779	—

(1) The interest included in fixed charges is interest on third party indebtedness. Interest expense accrued on uncertain tax positions is excluded from the calculation of earnings because that amount was presented as a component of income taxes.

(2) Historically, OEH has been using one-third of rent expense as a reasonable estimate of the financing component of rent expense, since it is impracticable to determine the actual financing component of rent expense.

(3) Certain balances in prior periods have been restated for discontinued operations.